FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of December 2003.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Press release on December 1th 2003, Nidec to Open IR Office in the U.S.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 01, 2003
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director, Nidec Corporation
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on December 1, 2003 in Kyoto, Japan

Nidec to Open IR Office in the U.S.

Nidec Corporation (“Nidec”, NYSE: NJ) announced today that it will open a new office in New York City on December 3, 2003, which engages exclusively in investor relations (“IR”) activities.

Purpose of the NY office:

In the course of our forward-looking IR activities with a focus on enhancing our presence in the U.S. capital market, we are seeing growing investors’ calls for our full-time representation within the United States. The establishment of the NY office is intended to broaden our foreign investor base, and thus increasing the outstanding amount of our ADSs for optimum liquidity. Its activities involve financial briefing for investors in North and South Americas and Europe, interviews with financial analysts, new investor base development, and local information gathering. Nidec will be the first Japanese electronic component manufacturer to place a native Japanese IR representative abroad.

Contact:

Name of the office: NIDEC America Corporation, New York Office

Location of the office: 1040 Avenue of the Americas, Suite 2412, New York, NY 10018

Telephone	: 1-212-703-7988
Fax	: 1-212-703-7989
Mail	masahiro.nagayasu@nidec.com

Name of the representative: Masahiro Nagayasu

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